Exhibit 99.1

Ayr Wellness Begins Adult-Use Sales at Somerville, Massachusetts Retail Location

MIAMI, November 28, 2022 - Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator, today begins adult-use sales alongside its established medical sales at its Somerville, MA retail location.

Located at 240 Elm St, Somerville, MA 02144, Sira Naturals Somerville is located within the bustling Davis Square – home to many of the community’s favorite restaurants and shops – and just minutes from Tufts and Harvard universities. The dispensary is located in one of the most densely populated areas of Boston and is easily accessed via the Davis Square Massachusetts Bay Transportation Authority (“T”) stop. Ayr’s retail footprint in Massachusetts now includes AYR Back Bay serving adult-use consumers; AYR Watertown and Sira Naturals Somerville, which serve both medical patients and adult-use consumers; and Sira Naturals Needham serving medical patients.

"We are excited to add adult-use sales to our Somerville location, introducing our portfolio of high-quality branded products to more cannabis consumers, as we continue to serve our loyal medical patients at this location,” said Jonathan Sandelman, Founder and CEO of Ayr. “We are grateful to our neighbors in Somerville, who have been phenomenal partners from the first day Sira Naturals opened to serve medical patients in 2017. We look forward to further strengthening our place in the community and being a force for good in Somerville.”

Sira Naturals and Ayr Wellness have been long dedicated to enacting positive change in the Somerville community. As a member of the Medical Marijuana Community Benefits Association (CBA), the Company collaboratively developed prevention, diversion and mental health policy and programs for children and young adults. As a founding member of CulivatED, the Company strengthened its commitment to social justice in Somerville by focusing on equity for those most disproportionately harmed by cannabis prohibition. Through these memberships and other community initiatives, Ayr remains committed to the tradition of social justice and community service as a Force for Good within the Somerville community and the Commonwealth of Massachusetts.

“We are grateful to the City of Somerville for creating an adult use cannabis program grounded in social justice and equity – concepts that underlie Ayr’s voluntary community partnerships with the Community Action Agency of Somerville (CAAS) and UFCW local 1445,” continued Sandelman. “Community is the most important aspect of our business, as it defines who we are as a company. Now, as we welcome adult-use consumers to our Somerville location, we look forward to creating even stronger ties to the local community.”

To learn more about Ayr Wellness visit www.ayrwellness.com. To locate your nearest Massachusetts store, visit www.ayrmassachusetts.com.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained in a timely manner or at all; inflationary pressures may increase input costs; supply chain issues may hamper production and distribution; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; state laws may restrict or prevent inter-state commerce in cannabis products; acquisitions may not be able to be completed on satisfactory terms or at all; and Ayr may not be able to raise needed additional debt or equity capital. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames. Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator. Based on the belief that everything starts with the quality of the plant, the Company’s mission is to cultivate the finest quality cannabis at scale and deliver remarkable experiences to its customers every day.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they serve. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA
Elevate IR
T: (720) 330-2829
Email: IR@ayrwellness.com